Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Central Pacific Financial Corp.:

We consent to the incorporation by reference in the registration statements (Nos. 333‑141232, 333‑188445, 333‑119538, 333‑196873, and 333‑211155) on Form S‑8 of Central Pacific Financial Corp. of our report dated February 28, 2018, with respect to the Central Pacific Financial Corp. and subsidiaries consolidated statements of income, comprehensive income, changes in equity, and cash flows for the year ended December 31, 2017, and the related notes, before the effects of the adjustments to retroactively apply the change in accounting related to investments in low income housing tax credit partnerships described in Note 1, which report appears in the December 31, 2019 annual report on Form 10‑K of Central Pacific Financial Corp.

/s/ KPMG LLP
Honolulu, Hawaii
February 25, 2020